FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 31, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 31, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Coupon 1

Notice for Meeting

1.	Please note that we are scheduled to hold the 2011 Shareholders’ General Meeting on Tuesday, June 28, 2011 at 10:00 a.m. at Chuang-ching Hall, 600, Jia-chang Rd., NEPZ, Nantz Dist., Kaohsiung City.
(1)	Status Reports:
1. Business Report of 2010.
2. Report by supervisors on review of the 2010 financial statements.
3. Report on total amount for endorsement, guarantee and amount of loans to third parties.
4. Report on the implementation of buying back shares from open market.
(2)	Matters for Ratification:
1. Ratification of the Company's 2010 final financial statements.
2. Ratification of 2010 earnings distribution proposal.
(3)	Matters for Discussion:
1. Discussions of issuance of new shares for stockdividends from retained earnings increase.

2. Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise funds.

3. Discussions of revision of the Company’s Articles of Incorporation.
(4)	Extempore Motions.

2.
For the Company’s 2010 surplus distribution, the Board of Directors has drafted a shareholder divided of NT$10,889,775,552 at NT$1.8 per share. NT$3,932,418,952 of the total dividend shall be distributed as cash (at NT$0.65 per share) and the remaining NT$6,957,356,600 shall be distributed as shares (115 shares from capital increase issuance shall be distributed nonremuneratively for each 1,000 shares). The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (6,049,875,312) of shares recorded in the Register of Shareholders as of March 21, 2011. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

3.	According to Article 165 of the Company Act, stock transfer shall be discontinued from April 30, 2011 to June 28, 2011.

4.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially invited to attend. If you are to attend the meeting in person, please report to the site on the date of meeting by filling out Coupon 2 the Notice for Attendance in Person and Coupon 3 Sign-in Card. If you wish to consign an agent to attend on your behalf, please send back Coupon 6 Proxy and Coupon 3 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp. with attention to Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you your agent for attending the shareholders’ general meeting.

5.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on 2011/5/27 to be disclosed on the website (http://free.sfib.org.tw). Investors who wish to make an enquiry may enter the website and navigate to Free Enquiry System for Announced Information Related to Proxy. Click on the Entry for Enquiry About the Announced Information on Proxy for Meeting on the right-hand side and enter the search criteria.

6.	This is for your information and please act accordingly.

To:
Shareholder ___________
The Board of Directors, Advanced Semiconductor Engineering, Inc.

Address: B1, 8, Tunghsing St., Sungshan District, Taipei City 105
President Securities Corp. Department of Stock Affairs Agency
Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.
Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line)
Website: http://www.pscnet.com.tw/

To: Shareholder ___________

Coupon 2

Notice for Attendance in Person
Please note that I shall personally attend the 2011 Shareholders’ General Meeting on June 28, 2011 and you may send me the Sign-in Card.
To:
Advanced Semiconductor Engineering, Inc.
Shareholder No.:
Shareholder Name:
(If proxy is consigned, please endorse on the back)
Please sign here if you are to attend the meeting in person.
Serial No.:                              Checked and Verified by：

Coupon 3
Sign-in Card

This Sign-in Card will become null and void without the registration seal by the Company’s stock affairs agent.
2011 Shareholders’ General Meeting of Advanced Semiconductor Engineering, Inc.
口To attend in person
口By proxy
Sign-in Card
Time: 10:00 a.m., Tuesday, June 28, 2011
Place: Chuang-Ching Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

Shareholder No.: Number of Shares Held:
Addressee: Shareholder Name: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4

Advanced Semiconductor Engineering, Inc. book-entry transfer (change) application form
Account No.					Original Specimen seal
Account Name
Telephone
Central deposit account number (account owner only)	Original registration (Do not send in the form if there are no errors)	Securities Firm Code:	Account No.	Cashier
Handled by
	Change (New account)			Serial No.

※	Fractional shares shall be applied towards transfer fees.

※	Do not send in the form if central deposit account information is correct and no modifications are required.

※	Please fill out central deposit account information carefully; paperless registration shall be adopted if unable to transfer due to errors.

※	If there are any changes, please send the form back to the Department of Stock Affairs at President Securities Corp. before June 28, 2011 for processing.

口	If you agree to be allotted fractional shares by each account, place a check mark in the box below and return the form, affixed with the specimen seal, by mail.

Advanced Semiconductor Engineering, Inc. cash dividend transfer (change) application form
Account No.					Original Specimen seal

Account Name
Telephone
Original registration (Do not send in the form if there are no errors)	Name of Bank		Bank Code		Branch Account title Account No. Check digit

(New) Change	Name of Bank		Bank Code		Branch Account title Account No. Check digit

	Post Office	Passbook (H)	P07	Branch No.	Account No.

※	Please fill out bank information completely and carefully; a check will be sent if the fund is unable to be transferred.

※	If you are not familiar with filling out the account number for fund transfer, please attach a photocopy of your account passbook to facilitate data entry.

※	The distribution of cash dividends by the Company may be conducted via bank transfer or via checks.

※	Please send the form back to the Department of Stock Affairs at President Securities Corp. before June 28, 2011 for processing.

Please Note:

※The souvenir for shareholders this year will be: LED bike lamp;  in the event of insufficient quantity, an alternative souvenir of equal value will be distributed.

※ If you are unable to attend the shareholders' meeting in person and wish to appoint the Department of Stock Affairs at President Securities Corp. to attend on your behalf, please present your proxy form, signed or sealed, to President Securities Corp. between June  10 , 2011 to June 22 , 2011 (with the exception of weekends and holidays), from 8:30 AM to 4:30 PM at the following address: 1F, 8, Tunghsing St., Sungshan District, Taipei City 105 Telephone: (02)2746-3797). Applications are not accepted otherwise.

You may pick up the souvenir from June 10 - June 27 , 2011 at President Securities Corp., of 8, Tunghsing St., Sungshan District, Taipei City 105 or from June 10 - June 27 , 2011 at 26, Ching 3rd Road, NEPZ, Kaohsiung City. 8:30 a.m. to 4:30 p.m. except on Sundays and holidays.

※If you plan to attend the meeting in person on (June 28, 2011) you may pick up the souvenir at the meeting.

※You may enquire about the souvenir-related information at the exclusive souvenir area on the website of President Securities Corp. at http://www.pscnet.com.tw/.

Coupon 5

Instructions for use of the Proxy

1.	The proxy is provided with two different forms and the shareholder may opt to use any of them. However, if both forms are used simultaneously, it shall be deemed as carte blanche.

2.
Before solicitation for proxy is made by other party, shareholders are advised to ask the solicitor to provide the information on the written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as the opinion toward the agenda by the solicitor.

3.	If the trustee agent is not a shareholder, he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.

4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder A/C Column.

5.	All other matters related to the agenda shall be conducted by the instructions herein provided.

6.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting, the concerned shareholder should notify the Company in writing at least one day prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.
President Securities Corp. (8, Tunghsing St., Sungshan District, Taipei City 105 ) has been appointed the Company's stock affairs agent for the current shareholders' meeting. Telephone: (02) 2746-3797). If you are unable to attend the shareholders' meeting in person to approve the proposals of the Board of Directors, please place a check mark √ next to the proposal on Format II of the proxy form, signed or sealed

(1).	Ratification of the Company's 2010 final financial statements.

(2).	Ratification of 2010 earnings distribution proposal.

(3).	Discussions of issuance of new shares for stock dividends from retained earnings increase.

(4).
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise funds.

(5).	Discussions of revision of the Company’s Articles of Incorporation. The Agent Consigned is President Securities Corp.

8.	See Coupon 6 for the format of the proxy.

Coupon 6

If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.

Stock Code No.: 2311
PROXY	Principal (Shareholder)		Serial No.	ASE
Format I
1.     ____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2011 Shareholders’ General Meeting to be held on June 28, 2011, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.
2.     Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To:
Advanced Semiconductor Engineering, Inc.
Date of authorization:

Format II
1.     ____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the Shareholders’ General Meeting to be held on June 28, 2011, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the following agenda:
1. Ratification of the Company's 2010 final financial statements.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
2.     Ratification of 2010 earnings distribution proposal.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
3.     Discussions of issuance of new shares for stock dividends from retained earnings increase.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
4.     Discussions of authorization to the board of directors to decide at the most optimal time to increase capital in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
5.     Discussions of revision of the Company’s Articles of Incorporation.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
6.     Extempore Motions.
2.     If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.
3.     The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.
4.     Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).
To:
Advanced Semiconductor Engineering, Inc.
Date of authorization:
	Shareholder No.	Number of shares held	Signature or Seal
Name or Title
	Solicitor		Signature or Seal
Account No.
Name or Title
	Agent Consigned		Signature or Seal
Account No.
Name or Title
ID No.
Address
Serial No.:	Checked and Verified by:

B1, 8, Tunghsing St., Sungshan District, Taipei City 105
Advanced Semiconductor Engineering, Inc. Stock Affairs Agent
President Securities Corp. Department of Stock Affairs Agency

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Stock Affairs AgentPresident Securities Corp.
Department of Stock Affairs Agency
B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Contents
Meeting Procedure		1
Meeting Agenda		2
Status		3
Matters for Ratifications		5
Matters for Discussion		7
Other Proposals Resolutions and Extempore Motions		12

Attachments:
I.	2010 Business Report	13
II.	Supervisors' Report	17
III.	2010 Independent Auditor's Report and Financial Statements	18
IV.	Table of Comparison of Revised Articles of the Company’s Incorporation	39
Appendixes:
I.	Rules of Procedure for Shareholders’ Meeting	40
II.	Articles of Incorporation (before revision)	44
III.	Status of Holdings by Directors and Supervisors	50
IV.	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	51
V.	Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share	52

Advanced Semiconductor Engineering, Inc.

2011 Annual Shareholders’ Meeting

I、	Meeting called to order (announcing respective holding of shareholders present)
II、	Chairperson's opening remarks
III、	Status Reports
IV、	Matters for Ratification
V、	Matters for Discussion
VI、	Other Proposals and Extempore Motions
VII、	Meeting Ended

2011 Annual Shareholders’ Meeting Agenda

1.	Time: 10:00 a.m. Tuesday, June 28, 2011

2.	Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3.	Present: All shareholders and proxies

4.	Chairperson's Remarks

5.	Status Reports

(1)	2010 Business Report

(2)	Report by supervisors on review of the 2010 financial statements.

(3)	Report on total amount for endorsement, guarantee and amount of loans to third parties.

(4)	Report on the implementation of buying back shares from open market.

6.	Matters for Ratification

Case 1:	Ratification of the Company's 2010 final financial statements.

Case 2:	Ratification of 2010 earnings distribution proposal.

7.	Matters for Discussion

Case 1:	Discussions of issuance of new shares for stock dividends from retained earnings increase.

Case 2:
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise funds.

Case 3:	Discussions of revision of the Company’s Articles of Incorporation.

8.	Other Proposals and Extempore Motions

9.	Meeting Ended

Status Reports

1.	The Company’s 2010 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment I for the 2010 Business Report attached to this Agenda Manual.

2.	Supervisors’ Report on 2010 financial statements. (proposed by the Board of Directors)
Explanation: Please see Attachment II for the Supervisors’ Report attached to this Agenda Manual.

3.	Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2010 (proposed by the Board of Directors)
Explanation: The Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others are both zero as of December 31, 2010.

4.	Report on the implementation of buying back shares from open market (proposed by the Board of Directors)
Explanation: For information regarding the Company's share buyback and implementation status, refer to the following table:

Buyback info	The 3rd instance
Date passed by resolution of Board of Directors	11/29/2010
Purpose of buyback	To protect the Company's credit and shareholder interests
Actual dates of buyback	11/30/2010 to 12/06/2010
Actual share type and amount of buyback	37,000,000 common shares
Actual percentage of shares bought back	100%
Actual percentage of shares bought back to total issued	0.61%
Actual monetary amount of shares bought back	NT$1,185,204,932
Average share price of shares bought back	NT$32.03
Amount of shares eliminated	37,000,000 shares
Amount of cumulatively held Company shares	0 shares
Percentage of amount ccumulatively held Company shares to total issued shares	0%

Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	2010 final accounts for your recognition.
Explanation:
1、 The Company's 2010 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.
2、 Please ratify the financial statements (see Attachment III to this Agenda Manual for details) and the 2010 Business Report (see Attachment I to this Agenda Manual for details).

Resolution:

Item 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2010 proposal for earnings distribution.

Explanation:
The Board of Directors has drafted the Company’s 2010 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.

2010 Surplus Distribution Proposal

Unit: NT$
Item	Amount
Prior year retained earnings	2,429,954,392
Add: Current year gross profit	18,337,500,094
Subtract: Provision for 10% statutory surplus reserve	1,833,750,009
Subtract: Provision for special surplus reserve	1,272,417,273
Current year earnings to be distributed	17,661,287,204
Items for distribution:
Dividends (Note 1)	10,889,775,552
Current year retained earnings	6,771,511,652

Remark: NT$304,200,000 to be distributed for Director and Supervisor remuneration NT$1,523,133,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang      Manager: Richard H.P. Chang    Accountant Manager: Joseph Tung

Note 1:
A total of NT$10,889,775,552 is distributed as dividends, NT$1.8 per share, with NT$3,932,418,952 in cash (a cash dividend of NT$0.65 per share) and the remaining NT$6,957,356,600 in stock (115 shares for each 1,000 shares retained by converting earnings into capital stock). The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (6,049,875,312) of shares recorded in the Register of Shareholders as of March 21, 2011. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Note 2:	In order to meet the implementation to Income Tax Integration, earnings of the most recent year will be distributed this time.

Resolution:

Matters for Discussions

Item 1 (proposed by the Board of Directors)

Proposal:	Please consider a share issue by converting earnings into equity stock.

Explanation:
1、 To fund a factory expansion project, plans are being made to issue 695,735,660 new shares at a face value of NT$10 each to raise NT$6,957,356,600 with dividends of the same amount to be distributed in 2010.

2、 Rules governing allotment of new shares: Based on the number of shares recorded in the Company's Register of Shareholders on March 21, 2011, namely 6,049,875,312, each 1,000 shares are eligible for an allotment of 115 shares for earnings converted into capital stock. If the number of shares eligible for dividend distribution changes as a result of conversion of offshore convertible bonds, exercise of stock options by employees, cash capital increases, buyback of company shares, or assignment or cancelation of treasury stock, shareholders are urged to authorize the board of directors to make corresponding adjustments, if any, to per-share dividends. Shareholders allotted fractions of a share will coordinate among themselves to combine and form whole shares within five days after the ex-dividend date. Share fractions failing to combine will be paid fractions of the face value in cash and the president will be authorized by the board to have them purchased by certain persons.

3、 Rights and obligations of newly issued shares are the same as those of existing shares.

4、 Ex-dividend date: The board is authorized to set the date after it is passed at the AGM and approved by the regulatory authority.

5、 The factory expansion plan financed by the capital increase is expected to be completed by December 2014. Implementation of the plan is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests. The board is authorized to make necessary changes if the capital increase must be changed as ordered by the regulatory authority or required by circumstances.

Resolution:

Item 2 (proposed by the Board of Directors)

Proposal:
To finance future capacity expansion, provide for working capital increases, repay bank loans, or cope with other needs for funds in the longer term, the AGM is urged to authorize the board to issue GDRs through cash capital increases, conduct domestic cash capital increases, or issue convertible bonds in Taiwan or overseas according to articles of incorporation, relevant regulations and the following rules.

Explanation:
1、 The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

(1)   Shares issued via issuance of GDRs through cash capital increases shall not exceed 500 million with the board and president authorized to conduct only one issue and decide how many shares to be issued depending on market circumstances.

(2)   The price at which shares are issued via issuance of GDRs through cash capital increases shall not fall below 90% of the simple arithmetic mean of the share's closing price on the date the issue price is set and its closing price one, three or five days prior to the price-setting date as per "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by Taiwan Securities Association. If relevant regulations change, the pricing method may be changed accordingly. As share prices often fluctuate substantially in a short time, the president is authorized to set the issue price by following international practices after consulting the underwriter and considering international capital markets' circumstances, domestic market prices, and the book building status. The GDR's issue price is decided based on the fair market price of the company's common stock. Original shareholders may purchase common stock in Taiwan's stock market at a price close to the GDR's issue price without having to assume exchange and liquidity risks. In addition, shares issued via issuance of GDRs through cash capital increases will dilute the original shareholders' equity to a maximum of 8.26%, not a major impact on shareholders' rights and interests.

(3)   10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28.1 of the Securities Trading Act. For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

(4)   Funds raised by shares issued via issuance of GDRs through cash capital increases shall be used to purchase materials overseas, provide for working capital increases, repay bank loans, purchase machinery and equipment and/or invest in other firms. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(5)   The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

(6)   Once the plan for capital increase in cash is approved by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

(7)   If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

(8)   In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

(9)   For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2、 The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

(1)   Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

(2)   Face value of shares issued via cash capital increases is NT$10 per share. The issue price shall be decided by the president after consulting the underwriter as per "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by Taiwan Securities Association and market conditions at time of issue and approved by the regulatory authority.

(3)   Cash capital increases shall be conducted through book building. 10%-15% shall be set aside for subscription by employees as per Article 267 of the Company Act. The remainder, the right to subscribe for which is forfeited by original shareholders as per Article 28.1 of the Securities Exchange Act, shall be made available to the public through book building. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

(4)   Funds raised through cash capital increases shall be used to purchase materials from overseas, provide for working capital increases, repay bank loans, purchase machinery and equipment and/or invest in other firms. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(5)   The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board is authorized to make corresponding changes.

(6)   Once the plan for capital increase in cash is approved by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

(7)   With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

(8)   For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3、 The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

(1)   Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

(2)   Time of issuance: It depends on the capital needs by the Company and the market condition.

(3)   Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

(4)   Issuance duration: It depends on the capital needs by the Company.

(5)   Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

(6)   Funds raised through issuance of convertible bonds in Taiwan or overseas shall be used to purchase materials from overseas, provide for working capital increases, repay bank loans, purchase machinery and equipment and/or invest in other firms. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(7)   The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

(8)   In conjunction with the issuance of the convertible corporate bond the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

(9)   For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:

Item 3 (proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.

Explanation:
1、 To accomodate the Company's operating requirements, plans are being made to revise certain provisions in the articles of incorporation.

2、 Please refer to Attachment IV to this Agenda Manual for the table of comparison of revised Articles of Company’s Incorporation. Your consent is solicited.

Resolution:

Other Proposals and Extempore Motions

Meeting Ended

■Attachment I
Advanced Semiconductor Engineering, Inc.
Business Report

In 2010, the global economy continued the trend of recovery that had begun in 2009 and finally returned to prosperity. The economic growth in 2010 is expected to reach 4.8%. According to the report issued by the IEK ITIS project of Industrial Technology Research Institute, the output of Taiwan's semiconductor industry in 2010 experienced a significant growth of 41.5% compared with 2009, which was higher than the 31.6% growth rate of global semiconductor industry. The output of the assembly industry was NT$297 billion, a growth of 48.8% over 2009, whereas the output of the testing industry amounted to NT$132.7 billion, a growth of 51.5% compared with 2009. Although the economy has returned to the level before the eruption of the financial crisis, advanced nations and emerging economies have been growing at very different pace, the former moderately and the latter much more aggressively. Following the recovery from the crisis, exchange rate fluctuations, surging gold prices and credit crisis of EU member states were still among major concerns. The Company endeavored to achieve growth and performance while adopting prudent response measures to address a variety of challenges and changes in the industry landscape. The following is our report on the company’s operation for the past year:

"2010 Operating Results"

1.	Implementation results for the 2010 business plan

The Company’s combined revenues for 2010 were NT$188.7 billion, an increase of NT$103 billion over 2009, equivalent to a 120% growth. For semiconductor assembly and testing services, the Company's revenue in 2010 was NT$123 billion, a growth of 47%. Overall, 2010 was a very successful year for the Company. Apart from higher growth in performance compared to competitors and the industry as a whole, the Company's market share in the global assembly and testing foundry market increased by 2%. The proportion of IDM customers was also rising by the quarter and was now in the range of 38-39%. Meanwhile, a China-based chip maker also become one of our top ten customers. Furthermore, major Japanese IDMs continued to engage the Company in back-end services, and they accounted for 10% of our revenues. The Company's capital expenditures in 2010 was a record high, pushing copper wire bond assembly revenue as high as 18% of total revenues. In addition, the Company also achieved substantial gains in the expansion of production sites: During the second half of 2010, the Company acquired the Singapore plant of EEMS to enhance our market share in Southeast Asia and strengthen our competitiveness in the region; The Kaohsiung operations also expanded production capacity by acquisitions and by constructing new plants; Our plans for the second half of the year include capital increase for the subsidiary ASE Weihai in China, significantly expanding the assembly and testing capacity of discrete devices. We look forward to a substantial growth next year. Finally, the inauguration of the ASE Kunshan plant is also expected to contribute considerably to the Company's future profitability.

2.	Budget performance
No financial forecast was disclosed in 2010.

3.	Analysis of financial accounts and profitability

As of the end of 2010, the Company's paid-in capital was NT$60,519,872 thousands and shareholders' equity NT$88,556,369 thousands accounting for 55% of total assets of NT$161,626,460 thousands Its long-term capital are 350% of fixed assets and current ratio 69%. This year's ratios are at about the same levels as those in the preceding year. The Company's financial structure and ability to repay debts are relatively sound. This year's after-tax net profit rose to NT$18,337,500,000, a 172% increase over 2009. The Company's overall operating results and profitability are excellent, with performance greatly exceeding the level in 2009 and has brought the Company back to the profitability level before the global economic downturn, a significant achievement indeed.

4.	R&D overview
New technologies successfully developed by the Company in 2010 developed are categorized as follows: (1) For flip-chip assembly, 40 nano copper process / 40 nano copper process with tin and lead-free flip-chip assembly and wire-bond assembly of wafers with an ultra-low dielectric coefficient / lead-free flip-chip stacking assembly of wafers with a low dielectric coefficient, 40 μm nano pitch mixed flip-chip and wire-bond stacking assembly, copper process/ concealed laser cutting for thin wafers with a low dielectric coefficient, and fine pitch non-conductive flip-chip thin film substrate. (2) For wire-bond assembly, 32 nano copper / gold wire-bond assembly of wafers with an ultra-low dielectric coefficient, 45 nano copper / copper wire-bond assembly of wafers with an ultra-low dielectric coefficient, high-density aQFN assembly. (3) For system packaging, 200 mm through silicon wafer (TSV), 200 mm silicon substrate assembly, integrated passive component QFN/ LGA assembly, substrate embedded with active, passive components, RF wireless communications modules, and fan out flip-chip Map PoP. (4) For wafer assembly, 200 mm fan out WLP and 40 μm Pitch Cu Pillar Bump. The Company will continue to invest in equipment and advanced assembly and testing R&D, thus maintaining our position as the global leader in semiconductor assembly and testing.

"Outline of 2011 Business Plan"

1.	Operating policy
(1) Providing customers service of “ultimate quality” (2) creating long-term, stable profits for the Company and customers (3) working with partner firms to jointly create a prosperous future (4) being as flexible as possible in its business dealings.

2.	Projects sales volume and references
In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2011 is as follows:

Item	Project Sales
Assembly	Approx. 10.1 billion chips
Test	Approx. 1.4 billion chips

3.	Important production and sales policies

The popularity of consumer electronics products such as smart phones, tablet PCs, smart TVs and game consoles in recent years is expected to drive the continuing growth of the semiconductor industry. These products represent the impetus for the future growth of the Company's revenues. Tablet computers are especially significant since most of our customers are suppliers of tablet PC-related devices and components. Meanwhile, the Company will also focus on the conversion of copper processes to improve cooperation in the semiconductor industry supply chain and to reduce costs in keeping pace with the enormous demand for communications products in emerging markets as well as the trend toward lower costs in the production of smart phones. We continue to develop packaging and testing services with high added-value and high unit prices as well as sophisticated and innovative high-end integrated circuits, while delegating packaging and testing services for discrete components, which are of lower unit prices, less sophisticated and technologically less advanced, to our mainland operations. The purpose is to increase the Company's competitiveness and achieve a balance of development between corss strait.

"Development Strategy"

According to estimates provided by the IEK ITIS project of Industrial Technology Research Institute, in 2011 the semiconductor industry will continue to grow but at a slower rate, which is projected to be 8.7%. The assembly and testing sectors are estimated to grow at about 10.3% and 11.1%, respectively. With the price of gold rising substantially, our competitors' copper wire bonding process capability is also catching up, and with local IC manufacturers and major overseas component integration vendors becoming more willing to adopt copper processing, the Company will be investing a significant amount of capital expenditure to expand our copper wire bonding machines in order to achieve a 35% proportion of wire bonding for the entire year. The continuing expansion of operations outsourced by integrated device manufacturers (IDMs) in 2011 is the main driving force behind the high growth of Taiwan's IC packaging and testing industry. The Company is committed to raising the proportion of revenues from IDM customers. In addition, China's economic growth in 2010 ranked highest among East Asian emerging markets, and aggressive pursuit of the expansion of our China operations is also the niche of the Company's continued growth.

"Impacts of Competition, Legislation and Operating Environment"

The improving global economy has helped to materialize the benefits from the programs introduced by the Company during the financial crisis of the past two years on human resources, production lines, cost planning and integrated solutions; we have since achieved unprecedented revenues and profits. With the government's liberalization and encouragement of establishing presence in China by Taiwanese enterprises and with the signing of ECFA, the Company has invested in and set up production plants in China, utilizing the vast amount of human resources available locally to improve our product lines and increase our competitiveness. Our improved market share has further accelerated the Company's growth. Faced with the fluctuations in the New Taiwan dollar exchange rate and the rise of the IC packaging and testing industry in China, the Company is committed to improving our position constantly and the adoption of adequate risk management and control measures. The Company and the management team are not complacent with past achievements. In stead we strive to further improve our competitiveness and set the goal of creating higher profits for our shareholders in appreciation of their support.

President: Jason C.S. Chang   Manager: Richard H.P. Chang   Accountant Manager: Joseph Tung

■Attachment II
Supervisors' Report

We have examined the Company's 2009 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Kung Chun Chi and Chiu Hui Yin of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc. Supervisors: YY Tseng John Ho Sam Liu TS Chen Jerry Chang April 12, 2011

■Attachment III

Advanced Semiconductor Engineering, Inc.

Financial Statements for the
Years Ended December 31, 2010 and 2009 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 9 to the accompanying financial statements, the Company and its subsidiaries completed the tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February and August 2010, respectively. Thereafter, the USI shareholdings held by the Company and its subsidiaries are increased to 98.9%.

As discussed in Note 3 to the accompanying financial statements, starting from January 1, 2009, the Company adopted Statements of Financial Accounting Standards No. 10 “Accounting for Inventories”.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2010 and 2009, and have issued a modified unqualified opinion with an explanatory paragraph.

March 17, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009			2010		2009
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$1,632,102	1	$4,079,270	3	Financial liabilities at fair value through profit or loss - current	$488,769	-	$61,195	-
Financial assets at fair value through profit or loss - current	72,586	-	15,747	-	Hedging derivative liabilities - current	457,494	-	122,495	-
Accounts receivable, net	9,587,062	6	9,279,406	7	Accounts payable	6,231,596	4	5,253,226	4
Accounts receivable from related parties	99,534	-	52,032	-	Accounts payable to related parties	1,090,674	1	1,061,115	1
Receivable for income tax refund	-	-	99,330	-	Income tax payable	744,222	-	808,739	1
Other receivables	714,388	-	873,015	1	Accrued expenses	4,287,655	3	2,574,102	2
Other receivables from related parties	1,080,395	1	163,854	-	Other payables to related parties	9,348,575	6	5,875,663	4
Inventories	2,910,324	2	2,086,376	2	Payable for properties	1,244,836	1	1,755,397	1
Deferred income tax assets - current	461,417	-	700,357	-	Other payables	383,581	-	291,588	-
Other current assets	194,779	-	242,226	-	Current portion of capital lease obligations	1,504	-	9,048	-
					Other current liabilities	164,547	-	292,383	-
Total current assets	16,752,587	10	17,591,613	13
					Total current liabilities	24,443,453	15	18,104,951	13
LONG-TERM INVESTMENTS
Available-for-sale financial assets - noncurrent	102,790	-	-	-	LONG-TERM LIABILITIES
Financial assets carried at cost - noncurrent	364,551	-	467,468	-	Hedging derivative liabilities - noncurrent	159,279	-	311,778	-
Equity method investments	101,116,457	63	79,873,491	60	Long-term bank loans	47,214,226	29	42,165,604	32
					Capital lease obligations	238	-	1,749	-
Total long-term investments	101,583,798	63	80,340,959	60
					Total long-term liabilities	47,373,743	29	42,479,131	32
PROPERTY, PLANT AND EQUIPMENT
Cost					OTHER LIABILITIES
Land	1,558,201	1	1,558,201	1	Accrued pension cost	1,251,957	1	1,072,012	1
Buildings and improvements	20,100,741	12	18,278,699	14	Guarantee deposits received	938	-	878	-
Machinery and equipment	63,587,917	39	54,595,445	41
Transportation equipment	63,102	-	66,613	-	Total other liabilities	1,252,895	1	1,072,890	1
Furniture and fixtures	846,113	1	968,773	1
Leased assets	17,221	-	39,825	-	Total liabilities	73,070,091	45	61,656,972	46
Total cost	86,173,295	53	75,507,556	57
Accumulated depreciation	49,468,469	30	48,492,479	37	CAPITAL STOCK
Accumulated impairment	64,072	-	-	-	Common Stock - NT$10 par value
	36,640,754	23	27,015,077	20	Authorized - 8,000,000 thousand shares
Construction in progress	465,003	-	128,315	-	Issued - 6,051,987 thousand shares in 2010 and 5,479,878 thousand shares
Machinery in transit and prepayments	1,703,819	1	3,239,679	3	in 2009	60,519,872	38	54,798,783	41
					Capital received in advance	299,698	-	135,205	-
Total property, plant and equipment	38,809,576	24	30,383,071	23
					Total capital stock	60,819,570	38	54,933,988	41
INTANGIBLE ASSETS
Patents	42,831	-	62,194	-	CAPITAL SURPLUS
Goodwill	957,167	1	957,167	1	Capital in excess of par value	1,197,845	1	1,311,421	1
Deferred pension cost	44,024	-	50,393	-	Treasury stock transactions	2,136,353	1	827,285	1
					Long-term investment	3,527,240	2	3,538,222	3
Total intangible assets	1,044,022	1	1,069,754	1	Employee stock options	319,147	-	-	-
					Accrued interest on convertible bonds	-	-	656,827	-
OTHER ASSETS
Assets leased to others	1,806,424	1	2,439,452	2	Total capital surplus	7,180,585	4	6,333,755	5
Idle assets	4,744	-	86,062	-
Guarantee deposits - noncurrent	12,950	-	12,193	-	RETAINED EARNINGS	24,972,944	16	13,229,409	10
Deferred charges	621,772	-	570,778	-
Deferred income tax assets - noncurrent	841,140	1	694,669	1	OTHER EQUITY ADJUSTMENTS
Restricted assets	149,447	-	84,447	-	Unrealized gain or loss on financial instruments	246,303	-	25,498	-
					Cumulative translation adjustments	(1,120,618)	(1)	3,276,508	2
Total other assets	3,436,477	2	3,887,601	3	Unrecognized pension cost	(398,103)	-	(248,641)	-
					Treasury stock - 151,792 thousand shares in 2010 and 322,532 thousand shares in 2009	(3,144,312)	(2)	(5,934,491)	(4)

					Other equity adjustments, net	(4,416,730)	(3)	(2,881,126)	(2)

					Total shareholders' equity	88,556,369	55	71,616,026	54

TOTAL	$161,626,460	100	$133,272,998	100	TOTAL	$161,626,460	100	$133,272,998	100

(With Deloitte & Touche audit report dated March 17, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2010		2009
	Amount	%	Amount	%

REVENUES	$68,005,684	101	$46,805,576	101

LESS: SALES DISCOUNTS AND ALLOWANCES	666,278	1	671,262	1

NET REVENUES	67,339,406	100	46,134,314	100

COST OF REVENUES	50,633,615	75	35,554,473	77

GROSS PROFIT	16,705,791	25	10,579,841	23

OPERATING EXPENSES
Research and development	2,775,607	4	2,036,633	4
Selling	745,295	1	783,222	2
General and administrative	2,823,686	5	1,941,215	4

Total operating expenses	6,344,588	10	4,761,070	10

INCOME FROM OPERATIONS	10,361,203	15	5,818,771	13

NON-OPERATING INCOME AND GAINS
Interest income	10,559	-	19,363	-
Gain on valuation of financial assets, net	455,097	1	808,585	2
Equity in earnings of equity method investments	9,918,123	15	2,762,236	6
Foreign exchange gain, net	457,124	1	-	-
Other	396,382	-	462,648	1

Total non-operating income and gains	11,237,285	17	4,052,832	9

NON-OPERATING EXPENSES AND LOSSES
Interest expense	1,060,346	2	1,070,718	3
Loss on valuation of financial liabilities, net	872,900	1	572,952	1
Foreign exchange loss, net	-	-	3,631	-
Impairment loss	161,024	-	-	-
Other	471,629	1	556,611	1

Total non-operating expenses and losses	2,565,899	4	2,203,912	5

INCOME BEFORE INCOME TAX	19,032,589	28	7,667,691	17

INCOME TAX EXPENSE	695,089	1	923,145	2

NET INCOME	$18,337,500	27	$6,744,546	15
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (EPS)
Basic EPS	$3.22	$3.10	$1.35	$1.19
Diluted EPS	$3.16	$3.04	$1.33	$1.17

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as available-for-sale financial assets rather than treasury stock (after tax):

	2010	2009

Net income for calculation of basic EPS purpose	$19,646,568	$6,905,441

Net income for calculation of diluted EPS purpose	$19,502,171	$6,878,969

EARNING PER SHARE
Basic EPS	$3.25	$1.14
Diluted EPS	$3.19	$1.13

(With Deloitte & Touche audit report dated March 17, 2011)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

							Other Equity Adjustments
	Capital Stock			Retained Earnings			Unrealized Gain or Loss on Financial Instruments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Treasury Stock	Total Shareholders' Equity
	Common Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings
						Total

BALANCE, JANUARY 1, 2009	$56,904,278	$3,387	$6,373,287	$2,915,029	$6,306,375	$9,221,404	$(439,438)	$4,873,957	$(230,401)	$(7,034,480)	$69,671,994

Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	(616,005)	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	(2,736,568)

Adjustment of equity method investments	-	-	1,369	-	27	27	380,464	-	8,793	-	390,653

Cash dividends paid to subsidiaries	-	-	160,895	-	-	-	-	-	-	-	160,895

Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	84,472	-	-	-	84,472

Stock options exercised by employees	74,245	131,818	32,726	-	-	-	-	-	-	-	238,789

Net income in 2009	-	-	-	-	6,744,546	6,744,546	-	-	-	-	6,744,546

Cumulative translation adjustments	-	-	-	-	-	-	-	(1,597,449)	-	-	(1,597,449)

Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(27,033)	-	(27,033)

Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	(1,314,273)	(1,314,273)

Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	2,414,262	-

BALANCE, DECEMBER 31, 2009	54,798,783	135,205	6,333,755	3,531,034	9,698,375	13,229,409	25,498	3,276,508	(248,641)	(5,934,491)	71,616,026

Appropriations of 2009 earnings
Legal reserve	-	-	-	674,455	(674,455)	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	(1,978,190)

Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-

Adjustment of equity method investments	-	-	(9,510)	-	-	-	124,744	-	(22,109)	-	93,125

Change in unrealized loss on available-for-sale financial assets	-	-	-	-	-	-	(9,290)	-	-	-	(9,290)

Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	3,975,384	5,246,916

Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	8	-	(1,464)

Cash dividends paid to subsidiaries	-	-	37,536	-	-	-	-	-	-	-	37,536

Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	105,351	-	-	-	105,351

Compensation recognized for employee stock options	-	-	319,147	-	-	-	-	-	-	-	319,147

Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	499,404

Net income in 2010	-	-	-	-	18,337,500	18,337,500	-	-	-	-	18,337,500

Cumulative translation adjustments	-	-	-	-	-	-	-	(4,397,126)	-	-	(4,397,126)

Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(127,361)	-	(127,361)

Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	(1,185,205)	(1,185,205)

BALANCE, DECEMBER 31, 2010	$60,519,872	$299,698	$7,180,585	$4,205,489	$20,767,455	$24,972,944	$246,303	$(1,120,618)	$(398,103)	$(3,144,312)	$88,556,369

(With Deloitte & Touche audit report dated March 17, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	Year Ended December 31
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,337,500	$6,744,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,149,218	5,611,664
Amortization	344,999	349,617
Compensation cost of share-based payments	240,108	-
Provision for inventory valuation	76,763	112,025
Impairment loss on financial assets	41,739	-
Impairment loss on non-financial assets	119,285	-
Equity in earnings of equity method investments	(9,918,123)	(2,762,236)
Cash dividends received from equity method investments	2,507,350	1,784,475
Deferred income taxes	131,490	281,359
Other	(290,788)	376,609
Changes in operating assets and liabilities
Financial assets for trading	(56,839)	(15,747)
Accounts receivable	(324,032)	(4,464,864)
Accounts receivable from related parties	(47,502)	(24,692)
Other receivables	(140,787)	51,931
Other receivables from related parties	(50,497)	(135,897)
Inventories	(900,711)	(678,765)
Other current assets	45,415	(53,902)
Financial liabilities for trading	427,574	(21,043)
Accounts payable	978,370	2,487,122
Accounts payable to related parties	29,559	262,494
Income tax payable	(64,517)	165,995
Accrued expenses	1,713,553	275,091
Other payables	91,993	(64,192)
Other payables to related parties	384,944	69,561
Other current liabilities	(127,836)	121,833

Net cash provided by operating activities	19,698,228	10,472,984

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(1,470,000)	(570,000)
Proceeds from disposal of available-for-sale financial assets	1,470,173	570,058
Proceeds from disposal of bond investments with no active market	-	450,000
Acquisition of financial assets carried at cost	(23,947)	(104,914)
Cash received from return of capital on financial assets carried at cost	14,784	-
Acquisition of equity method investments	(13,730,817)	(23,614,725)
Proceeds from disposal of equity method investments	18,000	20,814,031
Cash received from return of capital on equity method investments	3,169	-
Acquisition of property, plant and equipment	(15,210,386)	(5,574,392)
Proceeds from disposal of property, plant and equipment	216,522	101,739
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	Year Ended December 31
	2010	2009

Decrease in guarantee deposits	$1,275	$2,768
Increase in deferred charges	(372,510)	(256,365)
Decrease (increase) in other receivables	450,000	(450,000)
Increase in restricted assets	(65,000)	(300)

Net cash used in investing activities	(28,698,737)	(8,632,100)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in other payables to related parties	3,316,080	4,893,800
Proceeds from long-term bank loans	29,369,947	27,680,050
Repayment of long-term bank loans	(23,459,700)	(28,263,090)
Repayment of bonds payable	-	(1,375,000)
Repayment of capital lease obligations	(9,055)	(18,413)
Increase (decrease) in guarantee deposits received	60	(121)
Cash dividends	(1,978,190)	(2,736,568)
Proceeds from exercise of stock options by employees	499,404	238,789
Acquisition of treasury stock	(1,185,205)	(1,314,273)

Net cash provided by (used in) financing activities	6,553,341	(894,826)

NET INCREASE (DECREASE) IN CASH	(2,447,168)	946,058

CASH, BEGINNING OF YEAR	4,079,270	3,133,212

CASH, END OF YEAR	$1,632,102	$4,079,270

SUPPLEMENTAL INFORMATION
Interest paid	$1,095,413	$1,194,519
Less: capitalized interest	43,533	22,603
Interest paid (excluding capitalized interest)	$1,051,880	$1,171,916

Income tax paid	$519,421	$471,854

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$14,598,373	$6,838,333
Decrease (increase) in payables	612,013	(1,263,941)
	$15,210,386	$5,574,392
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$232,404	$140,891
Increase in other receivables	(15,882)	(39,152)
	$216,522	$101,739
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	Year Ended December 31
	2010	2009

Cash received from disposal of equity method investments
Proceeds from disposal of equity method investments	$18,000	$29,608,501
Increase in prepaid investments	-	(8,794,470)
	$18,000	$20,814,031
Cash paid for acquisition of equity method investments
Acquisition of equity method investments	$13,730,817	$32,409,195
Capitalization from other receivables	-	(8,794,470)
	$13,730,817	$23,614,725
Cash received from return of capital on long-term investments
Cash received from return of capital on equity method investments	$904,587	$3,169
Increase in other receivables from related parties	(901,418)	(3,169)
	$3,169	$-

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of capital lease obligations	$1,504	$9,048

(With Deloitte & Touche audit report dated March 17, 2011)	(Concluded)

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009 and 2010 and for the
Years Ended December 31, 2008, 2009 and 2010 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC.

As discussed in Note 2 to the consolidated financial statements, the Company completed the tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February and August 2010, respectively.  Thereafter, the USI shareholdings held by the Company were increased to 98.9%.  As a result, the consolidated results of operations of USI and its subsidiaries from the date of acquisition to December 31, 2010 have been included in the consolidated financial statements referred to above.

As discussed in Note 3 to the consolidated financial statements, starting from January 1, 2009, the Company adopted the newly revised ROC Statement of Financial Accounting Standards (“SFAS”) No.10, “Accounting for Inventories”.  Besides, starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the ROC Accounting Research and Development Foundation (“ARDF”) in March 2007.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 28, 2011

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2009	2010			2009	2010
ASSETS	NT$	NT$	US$	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	$22,557,494	$23,397,557	$802,936	Short-term borrowings	$13,024,993	$14,154,518	$485,742
Financial assets at fair value through profit or loss - current	1,024,711	1,195,273	41,018	Financial liabilities at fair value through profit or loss - current	74,530	488,818	16,775
Available-for-sale financial assets - current	3,995,524	338,094	11,603	Hedging derivative liabilities - current	122,495	457,494	15,700
Hedging derivative assets - current	-	163,670	5,617	Accounts payable	8,954,015	24,389,249	836,968
Accounts receivable, net	17,811,541	32,870,448	1,128,018	Income tax payable	1,181,485	2,739,711	94,019
Other receivables	1,226,747	1,590,006	54,564	Accrued expenses	4,346,028	7,843,657	269,172
Guarantee deposits - current	256,876	14,914	512	Payable for properties	3,433,235	4,085,408	140,199
Inventories	4,955,227	13,170,779	451,983	Advance real estate receipts	1,507,472	41,375	1,420
Inventories related to construction business	7,251,193	10,125,370	347,473	Current portion of long-term bank loans	923,284	2,990,176	102,614
Deferred income tax assets - current	893,622	919,261	31,546	Current portion of capital lease obligations	12,055	28,838	990
Other current assets	1,425,810	1,813,553	62,236	Other current liabilities	994,497	2,515,258	86,316

Total current assets	61,398,745	85,598,925	2,937,506	Total current liabilities	34,574,089	59,734,502	2,049,915

LONG-TERM INVESTMENTS				LONG-TERM LIABILITIES
Available-for-sale financial assets - noncurrent	-	310,426	10,653	Hedging derivative liabilities - noncurrent	311,778	159,279	5,466
Financial assets carried at cost - noncurrent	692,059	843,740	28,955	Long-term bank loans	48,990,517	52,363,718	1,796,970
Bond investments with no active market - noncurrent	96,090	87,420	3,000	Capital lease obligations	3,718	10,782	370
Equity method investments	4,371,841	1,158,498	39,756
				Total long-term liabilities	49,306,013	52,533,779	1,802,806
Total long-term investments	5,159,990	2,400,084	82,364
				OTHER LIABILITIES
PROPERTY, PLANT AND EQUIPMENT				Accrued pension cost	2,729,844	3,250,439	111,546
Cost				Deferred income tax liabilities	180,955	372,525	12,784
Land	2,374,530	3,065,169	105,188	Other	470,200	409,195	14,042
Buildings and improvements	41,186,763	50,322,341	1,726,916
Machinery and equipment	131,206,473	157,001,044	5,387,819	Total other liabilities	3,380,999	4,032,159	138,372
Transportation equipment	201,003	247,876	8,506
Furniture and fixtures	3,800,859	5,097,742	174,940	Total liabilities	87,261,101	116,300,440	3,991,093
Leased assets and leasehold improvements	343,204	436,640	14,984
Total cost	179,112,832	216,170,812	7,418,353	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Less: Accumulated depreciation	(109,231,262)	(122,437,240)	(4,201,690)	Capital stock
Less: Accumulated impairment	(5,401)	(191,210)	(6,561)	Common Stock - at par value of NT$10 each
	69,876,169	93,542,362	3,210,102	Authorized - 8,000,000 thousand shares
Construction in progress	4,167,279	1,773,002	60,844	Issued - 5,479,878 thousand shares in 2009 and 6,051,987 thousand shares
Machinery in transit and prepayments	5,320,412	4,538,548	155,750	in 2010	54,798,783	60,519,872	2,076,866
				Capital received in advance	135,205	299,698	10,285
Property, plant and equipment, net	79,363,860	99,853,912	3,426,696	Total capital stock	54,933,988	60,819,570	2,087,151
				Capital surplus
INTANGIBLE ASSETS				Capital in excess of par value	1,311,421	1,197,845	41,107
Goodwill	9,419,005	10,408,023	357,173	Treasury stock transactions	827,285	2,136,353	73,313
Land use rights	1,385,144	2,173,907	74,602	Long-term investments	3,538,222	3,527,240	121,045
Other intangible assets	1,428,549	2,666,190	91,496	Employee stock options	-	319,147	10,952
				Other	656,827	-	-
Total intangible assets	12,232,698	15,248,120	523,271	Total capital surplus	6,333,755	7,180,585	246,417
				Retained earnings	13,229,409	24,972,944	856,999
OTHER ASSETS				Other equity adjustments
Assets leased to others	586,067	20,889	716	Unrealized gain on financial instruments	25,498	246,303	8,452
Idle assets	419,781	1,249,047	42,864	Cumulative translation adjustments	3,276,508	(1,120,618)	(38,456)
Guarantee deposits - noncurrent	50,628	78,453	2,692	Unrecognized pension cost	(248,641)	(398,103)	(13,662)
Deferred charges	958,560	1,381,510	47,409	Treasury stock - 322,532 thousand shares in 2009 and 151,792 thousand
Deferred income tax assets - noncurrent	1,621,017	2,067,877	70,964	shares in 2010	(5,934,491)	(3,144,312)	(107,904)
Restricted assets	177,565	236,516	8,117	Total other equity adjustments	(2,881,126)	(4,416,730)	(151,570)
Other	5,884	4,432	152
				Total equity attributable to shareholders of the parent	71,616,026	88,556,369	3,038,997
Total other assets	3,819,502	5,038,724	172,914
				MINORITY INTEREST	3,097,668	3,282,956	112,661

				Total shareholders' equity	74,713,694	91,839,325	3,151,658

TOTAL	$161,974,795	$208,139,765	$7,142,751	TOTAL	$161,974,795	$208,139,765	$7,142,751
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
NET REVENUES
Packaging	$73,391,622	$67,935,456	$101,071,294	$3,468,473
Testing	19,021,360	15,795,108	21,956,997	753,500
Electronic manufacturing service	-	-	59,577,374	2,044,522
Other	2,017,930	2,044,750	6,137,132	210,608

Total net revenues	94,430,912	85,775,314	188,742,797	6,477,103

COST OF REVENUES
Packaging	58,917,026	55,387,593	79,750,674	2,736,811
Testing	12,766,132	11,342,103	13,711,338	470,533
Electronic manufacturing service	-	-	53,095,183	1,822,072
Other	664,571	703,948	1,641,029	56,315

Total cost of revenues	72,347,729	67,433,644	148,198,224	5,085,731

GROSS PROFIT	22,083,183	18,341,670	40,544,573	1,391,372

OPERATING EXPENSES
Research and development	3,671,204	3,611,950	6,162,191	211,469
Selling	1,158,637	1,209,199	2,909,643	99,850
General and administrative	5,694,224	4,310,692	7,373,733	253,045

Total operating expenses	10,524,065	9,131,841	16,445,567	564,364

INCOME FROM OPERATIONS	11,559,118	9,209,829	24,099,006	827,008

NON-OPERATING INCOME AND GAINS
Interest income	326,772	173,870	215,228	7,386
Gain on valuation of financial assets, net	286,914	934,938	1,169,434	40,132
Equity in earnings of equity method investments	77,450	330,117	72,980	2,504
Foreign exchange gain, net	282,031	4,203	317,553	10,898
Other	671,627	620,194	781,752	26,827

Total non-operating income and gains	1,644,794	2,063,322	2,556,947	87,747

NON-OPERATING EXPENSES AND LOSSES
Interest expense	1,813,296	1,508,023	1,386,011	47,564
Loss on valuation of financial liabilities, net	732,204	645,774	1,092,316	37,485
Loss on disposal of property, plant and equipment	6,910	26,208	445,276	15,281
Impairment loss	293,319	11,117	251,402	8,627
Other	882,418	693,639	657,319	22,557

Total non-operating expenses and losses	3,728,147	2,884,761	3,832,324	131,514

INCOME BEFORE INCOME TAX	9,475,765	8,388,390	22,823,629	783,241

INCOME TAX EXPENSE	2,268,282	1,484,922	3,628,740	124,528

NET INCOME	$7,207,483	$6,903,468	$19,194,889	$658,713

ATTRIBUTABLE TO
Shareholders of the parent	$6,160,052	$6,744,546	$18,337,500	$629,290
Minority interest	1,047,431	158,922	857,389	29,423

	$7,207,483	$6,903,468	$19,194,889	$658,713
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$

EARNINGS PER SHARE
Basic earnings per share
Before income tax	$1.24	$1.35	$3.22	$0.11
After income tax	$1.04	$1.19	$3.10	$0.11

Diluted earnings per share
Before income tax	$1.21	$1.33	$3.16	$0.11
After income tax	$1.02	$1.17	$3.04	$0.10

EARNINGS PER ADS
Basic earnings per ADS
Before income tax	$6.19	$6.75	$16.11	$0.55
After income tax	$5.19	$5.94	$15.52	$0.53

Diluted earnings per ADS
Before income tax	$6.06	$6.67	$15.79	$0.54
After income tax	$5.08	$5.86	$15.21	$0.52

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amount in Thousands)

				Retained Earnings			Other Equity Adjustments
							Unrealized
		Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings		Gain (Loss)	Cumulative	Unrecognized			Total
							on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Capital Stock					Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2008	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$13,898,213	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$14,566,527	$89,739,888
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(250,883)	(3,961,829)
Cash dividends received by subsidiaries from parent company	-	-	535,100	-	-	-	-	-	-	-	-	535,100
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	-	(18,014)
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	-	(391,695)
Stock options exercised by employees	198,067	(58,565)	101,268	-	-	-	-	-	-	-	-	240,770
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	1,047,431	7,207,483
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,435,527	1,435,527
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,509,854)	(14,509,854)
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	-	2,694,149
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(215,695)	-	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	-	(1,099,989)
BALANCE, DECEMBER 31, 2008	56,904,278	3,387	6,373,287	2,915,029	6,306,375	9,221,404	(439,438)	4,873,957	(230,401)	(7,034,480)	2,288,748	71,960,742
Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	(616,005)	-	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	-	(2,736,568)
Adjustment of equity method investments	-	-	1,369	-	27	27	380,464	-	8,793	-	-	390,653
Cash dividends received by subsidiaries from parent company	-	-	160,895	-	-	-	-	-	-	-	-	160,895
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	84,472	-	-	-	-	84,472
Stock options exercised by employees	74,245	131,818	32,726	-	-	-	-	-	-	-	-	238,789
Net income in 2009	-	-	-	-	6,744,546	6,744,546	-	-	-	-	158,922	6,903,468
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	213,335	213,335
Cumulative translation adjustments	-	-	-	-	-	-	-	(1,597,449)	-	-	433,118	(1,164,331)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(27,033)	-	3,545	(23,488)
Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	(1,314,273)	-	(1,314,273)
Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	2,414,262	-	-
BALANCE, DECEMBER 31, 2009	54,798,783	135,205	6,333,755	3,531,034	9,698,375	13,229,409	25,498	3,276,508	(248,641)	(5,934,491)	3,097,668	74,713,694
Appropriations of 2009 earnings
Legal reserve	-	-	-	674,455	(674,455)	-	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	124,744	-	(22,109)	-	-	93,125
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	(9,290)	-	-	-	(2,467)	(11,757)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	3,975,384	-	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	8	-	-	(1,464)
Cash dividends received by subsidiaries from parent company	-	-	37,536	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	105,351	-	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	18,337,500	18,337,500	-	-	-	-	857,389	19,194,889
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	(453,713)	(453,713)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(130,034)	(130,034)
Cumulative translation adjustments	-	-	-	-	-	-	-	(4,397,126)	-	-	(82,906)	(4,480,032)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(127,361)	-	(2,981)	(130,342)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	(1,185,205)	-	(1,185,205)
BALANCE, DECEMBER 31, 2010	$60,519,872	$299,698	$7,180,585	$4,205,489	$20,767,455	$24,972,944	$246,303	$(1,120,618)	$(398,103)	$(3,144,312)	$3,282,956	$91,839,325
U.S. Dollars

BALANCE, DECEMBER 31, 2010	$2,076,866	$10,285	$246,417	$144,320	$712,679	$856,999	$8,452	$(38,456)	$(13,662)	$(107,904)	$112,661	$3,151,658

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,207,483	$6,903,468	$19,194,889	$658,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,333,515	16,775,929	18,473,333	633,951
Amortization	911,337	862,153	1,381,140	47,397
Impairment loss	293,319	11,117	251,402	8,627
Compensation cost for employee stock options granted	-	-	319,147	10,952
Equity in earnings of equity method investments	(77,450)	(330,117)	(72,980)	(2,504)
Cash dividends received from equity method investments	292,094	82,299	20,589	706
Loss on disposal of property, plant and equipment	6,910	26,280	445,276	15,281
Provision for inventory valuation and obsolescence	510,038	191,904	340,268	11,677
Deferred income taxes	701,722	229,744	55,764	1,914
Other	206,604	380,136	(783,535)	(26,889)
Changes in operating assets and liabilities
Financial assets for trading	1,064,514	(487,231)	(75,120)	(2,578)
Accounts receivable	7,474,046	(6,470,810)	(1,248,494)	(42,845)
Other receivable	223,690	(129,022)	(617,803)	(21,201)
Inventories	767,071	(1,509,143)	(2,171,624)	(74,524)
Construction in progress related to property development	(591,148)	(6,107,080)	(2,874,177)	(98,633)
Other current assets	96,399	(411,045)	(132,716)	(4,554)
Financial liabilities for trading	38,545	(8,346)	410,778	14,097
Accounts payable	(4,345,030)	3,786,668	1,656,567	56,848
Income tax payable	27,949	(83,789)	1,462,879	50,202
Accrued expenses	111,446	259,250	2,239,267	76,845
Advance real estate receipts	-	1,507,472	(1,466,097)	(50,312)
Other current liabilities	(524,255)	37,391	156,341	5,365

Net cash provided by operating activities	30,728,799	15,517,228	36,965,094	1,268,535

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(7,692,649)	(42,695,001)	(16,670,994)	(572,100)
Proceeds from disposal of available-for-sale financial assets	16,714,277	38,971,185	20,883,928	716,676
Acquisition of bond investments with no active market	(450,000)	(97,740)	-	-
Proceeds from disposal of bond investments with no active market	-	450,000	-	-
Acquisition of financial assets carried at cost	(74,477)	(154,544)	(42,892)	(1,472)
Cash received from return of capital by financial assets carried at cost	6,295	3,203	28,556	980
Proceeds from disposal of held-to-maturity financial assets	50,000	-	-	-
Acquisition of equity method investments	-	(84,000)	-	-
Cash received from return of capital by equity method investments	-	-	3,169	109
Acquisition of subsidiaries	(26,490,526)	-	(6,181,583)	(212,134)
Acquisition of property, plant and equipment	(18,583,343)	(11,445,621)	(34,109,113)	(1,170,526)
Proceeds from disposal of property, plant and equipment	187,521	93,116	261,010	8,957
Decrease (increase) in guarantee deposits	429,082	(246,280)	255,260	8,760
Decrease (increase) in restricted assets	87,652	13,851	(17,834)	(612)
Increase in other assets	(442,555)	(337,864)	(713,149)	(24,473)
Acquisition of intangible assets	(100,444)	(1,020)	(231,813)	(7,955)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$

Decrease (increase) in other receivables	$-	$(450,000)	$450,000	$15,442

Net cash used in investing activities	(36,359,167)	(15,980,715)	(36,085,455)	(1,238,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	(1,702,051)	4,245,726	(2,714,111)	(93,140)
Short-term bills payable	(149,831)	-	-	-
Bonds payable	(5,549,983)	(1,375,000)	-	-
Proceeds from long-term bank loans	42,020,525	31,145,664	32,586,219	1,118,264
Repayments of long-term bank loans and capital lease obligations	(11,858,119)	(33,385,917)	(25,792,377)	(885,119)
Increase (decrease) in guarantee deposits received	(48,634)	28,800	(2,269)	(78)
Proceeds from exercise of stock options by employees	240,770	238,789	499,404	17,138
Compensation to directors and supervisors and bonus to employees	(599,205)	-	-	-
Cash dividends, net of cash dividends received by subsidiaries	(8,826,628)	(2,575,673)	(1,940,654)	(66,598)
Repurchase of treasury stock	(1,099,989)	(1,314,273)	(1,185,205)	(40,673)
Increase in minority interest	1,435,527	213,335	250,448	8,595

Net cash provided by (used in) financing activities	13,862,382	(2,778,549)	1,701,455	58,389

EFFECT OF EXCHANGE RATE CHANGES	748,981	(339,400)	(1,741,031)	(59,747)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,980,995	(3,581,436)	840,063	28,829

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,157,935	26,138,930	22,557,494	774,107

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,138,930	$22,557,494	$23,397,557	$802,936

SUPPLEMENTAL INFORMATION
Interest paid	$1,896,001	$1,832,333	$1,683,056	$57,758
Less: Capitalized interest	(176,801)	(173,169)	(296,827)	(10,186)
Interest paid (excluding capitalized interest)	$1,719,200	$1,659,164	$1,386,229	$47,572

Income tax paid	$1,538,611	$1,338,967	$2,110,097	$72,412

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$16,623,705	$12,631,932	$34,761,050	$1,192,898
Decrease (increase) in payable	1,963,582	(1,186,311)	(651,937)	(22,372)
Increase in capital lease obligations	(3,944)	-	-	-
	$18,583,343	$11,445,621	$34,109,113	$1,170,526
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$100,162	$115,263	$290,165	$9,958
Decrease (increase) in other receivables	87,359	(22,147)	(29,155)	(1,001)
	$187,521	$93,116	$261,010	$8,957

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$2,670,845	$923,284	$2,990,176	$102,614
Current portion of capital lease obligations	23,133	12,055	28,838	990
Payable to minority interest	-	-	718,023	24,640
Bonds converted to capital stock	265,834	-	-	-

The Company acquired ASE WeiHai Inc. (“ASE WeiHai”) in January 2008 for NT$212,856 thousand, minority interest of ASE Test Limited (“ASE Test”) in May 2008 for NT$26,309,311 thousand, and also acquired 60.07% shareholdings of USI in February 2010 for NT$13,475,056 thousand (US$462,424 thousand).  The net cash payments and fair values of acquired assets and liabilities of ASE WeiHai Inc. and USI at acquisition dates were shown as follows:

	As of Acquisition Dates
	2008	2010
	NT$	NT$	US$

Current assets	$218,070	$29,599,348	$1,015,764
Long-term investments	-	497,508	17,073
Property, plant and equipment, net	669,159	6,866,077	235,624
Other assets	2,986	4,743,627	162,787
Current liabilities	(706,649)	(19,490,014)	(668,840)
Long-term bank loans (including current portion)	-	(100,000)	(3,432)
Other liabilities	-	(365,877)	(12,556)
	183,566	21,750,669	746,420
Percentage of acquired shareholdings	100.00%	60.07%	60.07%
	183,566	13,065,626	448,374
Goodwill	29,290	409,430	14,050
Total consideration	212,856	13,475,056	462,424
Less: Acquired through delivery of treasury stock	-	(5,246,916)	(180,059)
	212,856	8,228,140	282,365
Less: Cash received of acquired companies at acquisition dates	(31,641)	(8,842,323)	(303,442)
Net cash outflow (inflow) from the acquisitions	$181,215	$(614,183)	$(21,077)

The Company further acquired 20.8% shareholdings of USI in August 2010 for cash consideration of NT$4,667,117 thousand (US$160,162 thousand).

In addition, the Company, through ASE Singapore Pte. Ltd. (“ASE Singapore”), acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd. in August 2010 for US$72,163 thousand.  The net cash payments and carrying values of acquired assets and liabilities of EEMS Test Singapore Pte. Ltd. at the acquisition date were shown as follows:

	As of Acquisition Date
	NT$	US$

Current assets	$653,487	$22,426
Property, plant and equipment, net	1,352,212	46,404
Other assets	145,239	4,984
Current liabilities	(102,224)	(3,508)
Long-term bank loans (including current portion)	(105,773)	(3,630)
	1,942,941	66,676
Goodwill	361,384	12,402
Total consideration	2,304,325	79,078
Less: Cash received of acquired company at acquisition date	(175,676)	(6,029)

Net cash outflow from the acquisition	$2,128,649	$73,049

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)	(Concluded)

■Attachment IV

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 6:
The Company's registered capital is NT$80 billion, divided into 8 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 6:
The Company's registered capital is NT$95 billion, divided into 9.5 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.

■Appendix I

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.
2.	Attending shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in.
3.
Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.
Venue of AGMs shall be where the Company is located or a different location convenient for shareholders to attend and for the meeting to be held with the commencement no earlier than 9am or later than 3pm.

5.
Unless otherwise stipulated in the Company Act, AGMs shall be called by the board and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an AGM is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.
The chairperson shall announce that the meeting begins when it is time to begin. If shareholders representing more than half of all voting rights are not present, the chairperson may delay the meeting. A meeting may be delayed twice for a combined maximum of one hour. If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Agenda of an AGM called by the board shall be decided by the board. The meeting shall proceed according to the agenda unless changed by an AGM resolution.
If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.
Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.
After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.

11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.
If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.
15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix II
Advanced Semiconductor Engineering, Inc.

Articles of Incorporation (Before Revisions)

Chapter I General Rules

Article 1:	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2:
The businesses operated by the Company:

1.     Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.

2.     Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.

3.     General export/import trades, excluding businesses requiring special permission.

4.     CC01080 Electronic components manufacturing industry

5.     CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)

6.     F119010 Electronic material wholesale business

7.     F219010 Electronic material retail business

8.     I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)

9.     JE01010 Leasing business

10.   ZZ99999 Engagement in businesses that are not prohibited or restricted by law with the exception of businesses requiring permit.

Article 3:
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4:	The Company may provide external guarantees.
Article 5:	The Company is headquartered in the Nantz Export Processing Zone in Kaohsiung, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board resolutions.

Chapter II Shares

Article 6:
The Company's registered capital is NT$80 billion, divided into 8 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 7:
Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162.2 of the Company Act, the Company may choose to not provide share certificates in print form.

Article 8:
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned

Chapter III Shareholders’ Meeting

Article 10:
The Company holds general and provisional shareholders' meetings. A general meeting is called by the board once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11:
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12:
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14:
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15:
Unless otherwise stipulated in the Company Act, AGMs shall be called by the board and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an AGM is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

Chapter IV Directors and Supervisors

Article 16:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16.1:
Shareholders retaining at least 1% of all outstanding shares and the board may nominate candidates for independent directorship. A list of candidates determined at board meetings to meet the criteria for being elected independent directors are submitted by the board to the AGM for consideration. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16.2:
Independent directors shall be remunerated NT$2 million per person per year. If an independent serves on the board for less than a year, s/he shall be paid part of that amount for the number of days served.

Article 17:
The board of directors shall be organized by the directors whose functions are as follows:

(1)   Preparing the business plan.
(2)   Making proposals regarding profit distribution or loss replenishment.
(3)   Making proposals regarding capital increase/decrease.
(4)   Reviewing and approving important rules and contracts.
(5)   Appointing and dismissing the president of the Company.
(6)   Establishing and dissolving branch organizations of the Company.
(7)   Reviewing and approving budgets and actual budget.
(8)   Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18:
The board is formed by directors. The president shall be elected from the directors with 2/3 attending and over half of those attending voting for him/her. A vice president may be elected in the same way. The president represents the Company in its dealings with third parties. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19:	Unless otherwise provided by The Company Act, the board meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference.

Article 19.1:
Board meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board meeting may be called at any time.
Notifications of board meetings may be in writing or via email or fax.

Article 20:
A director may present a written proxy statement to entrust another director as the proxy to attend the board meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager

Article 21:	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.

Chapter VI Accounting

Article 22:
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23:
The Company’s net profits each year after the actual budget shall be distributed in the following order:

(1)    Replenishment of losses.

(2)    Allocation of 10% as the legal surplus reserve.

(3)    Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)    For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:

(5)    Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.

(6)   7%-10% of the remainder after deducting the amounts indicated in (1)-(4) above shall be set aside for distribution as employees bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses, with the remainder distributed by the board among employees based on their individual contributions.

(7) The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24:
The Company is now at the stage of steady growth. To provide the Company with the funds it needs to expand and satisfy shareholders' desire for cash inflow, the Company adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board and approved by the AGM before they are implemented.

Chapter VII Supplementary Provisions

Article 25:	The Articles of Incorporation and By-Laws of the Company shall be separately established.

Article 26:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.

Article 27:
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.

The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.

■Appendix III
Status of Holdings by Directors and Supervisors

1.	According to Article 26 of the Securities Exchange Act, all directors shall retain no less than a combined 121,044,384 shares and all supervisors 12,104,438 shares.

2.	As of the ex-dividend date (April 30, 2011) shares retained by directors and supervisors are as follows:

April 30, 2011
Title	Name	Current Holdings
		No. of shares	Number of shares
Director	Richard H.P. Chang (Vice Chairman)	80,792,217	1.33%
Director	Rutherford Chang	1,305,981	0.02%
Director	A.S.E. Enterprises Limited	1,044,341,034	17.26%
	Represented by： Jason C.S. Chang (Chairman)
	Tien Wu
	Raymond Lo
	Joseph Tung
	Jeffery Chen
Independent Director	Shen-Fu Yu	－	－
	Ta-Lin Hsu	－	－
Supervisor	Jerry Chang	377,590	0.01%
Supervisor	ASE Test Inc.	1,084,751	0.02%
	Represented by： John Ho
	Sam Liu
	TS Chen
Supervisor	Hung Ching Development & Construction Co., Ltd.	67,347,182	1.11%
	Represented by： YY Tseng

Note 1:	As of the ex-dividend date, combined shares retained by all directors were1,126,439,232, conforming to Article 26 of the Securities Exchange Act.

Note 2:	As of the ex-dividend date, combined shares retained by all supervisors were68,809,523, conforming to Article 26 of the Securities Exchange Act.

■Appendix IV

Advanced Semiconductor Engineering, Inc.
Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors

2010 resolution to distribute earnings was passed at the board meeting held on March 30, 2011. Distribution of earnings passed at the board meeting is as follows:

1.     Distribution of employee cash bonus of NT$1,523,133,000.

2.     NT$304,200,000 is distributed as remuneration to directors and supervisors.

3.     The difference between the amount to be distributed and the combined amount of employee bonuses of NT$1,523,133,281 and remuneration to directors and supervisors of NT$304,626,656 already expensed is NT$426,937.

1.     Reason for the difference: The result of rounding off accounting estimates.

2.     Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. If the amount still changes on the day shareholders pass the resolution, it shall be treated as changes in accounting estimates and entered into accounts in the year shareholders pass the resolution.

■Appendix V

Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share

Year Item			2011 (Estimate)
Paid-in capital at the beginning of the period (NT$1000)			60,519,872
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		0.65
	Number of shares distributed for each share in earned surplusturned capital increase (shares)		1.15
	Number of shares distributed for each share in capital reserveturnedcapital increase (shares)		None
Status of change of operating performance	Operating profits		N/A (Note 3)
	Increase (decrease) ratio of operating profits compared to the same period last year
	After-tax net earnings
	Increase (decrease) ratio of after-tax net earnings compared to the same period last year
	Earnings per share (retroactive adjustment)
	Increase (decrease) ratio of earnings per share compared to the same period last year
	Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
		Projected average annual rate of return

Note 1:	After a resolution is passed at AGM 2011

Note 2:
A total of NT$10,889,775,552 is distributed as dividends, NT$1.8 per share, with NT$3,932,418,952 in cash (a cash dividend of NT$0.65 per share) and the remaining NT$6,957,356,600 in stock (115 shares for each 1,000 shares retained by converting earnings into capital stock). The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (6,049,875,312) of shares recorded in the Register of Shareholders as of March 21, 2011. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its financial forecast for 2011.

President: Jason C.S. Chang　　Manager: Richard H.P. Chang　　Accountant Manager: Joseph Tung

Advanced Semiconductor Engineering, Inc. No.26, Jing 3rd Rd., Nantz Processing Export Zone, Kaohsiung City 811 Tel: 07-3617131 Fax: 07-3613094 E-mail:ir@aseglobal.com Http://www.aseglobal.com

Item 16G.  Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE.  The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements.  As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.  The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
Two members of our board of directors are independent as defined in Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the Republic of China (the “ROC”), we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders meeting on June 25, 2009.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors.  Our non-management directors do not meet at regularly scheduled executive sessions without management.  The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee.  The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders.  Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors.  Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation.  All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.

Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a compensation committee.  However, a new law in Taiwan law requires a public company with the size like us to establish compensation committee by September 30, 2011. [We will establish our compensation committee by September 30, 2011 which charter will contain similer responsibilities as those provided under NYSE listing standards]

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Pursuant to the ROC Securities and Exchange Law, beginning January 1, 2007, public companies shall either establish an audit committee satisfying specified requirements or install supervisors.  Under certain circumstances, public companies may be required by the Financial Supervisory Commission (the "FSC") to establish an audit committee.  In addition to our Rule 10A-3 audit committee, we currently have supervisors pursuant to the ROC Securities and Exchange Law.

The audit committee must have a minimum of three members.
We currently have two members on our audit committee.  Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act.  We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3.  Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function.  Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.

Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Stock Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Stock Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F.  We have posted our code of ethics on our website.

Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.
We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.  The annual and interim Written Affirmations must be in the form specified by the NYSE.
We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.